

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2013

Via Email
Erik Prusch
President and Chief Executive Officer
Clearwire Corporation
1475 120th Avenue Northeast
Bellevue, Washington 98005

> **Re:** **Clearwire Corporation**
> **Amendment No. 7 to Schedule 13E-3**
> **Filed May 28, 2013**
> **File No. 005-84306**
>
> **Additional Definitive Materials on Schedule 14A**
> **Filed May 28, 2013**
> **File No. 001-34196**

Dear Mr. Prusch:

We have reviewed your filings and have the following comment. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response, we may have additional comments.

General

1. We note your response to prior comment 2. Given that quarterly financial information under Item 13 of Schedule 13E-3 has been incorporated by reference into your schedule, summary financial information, as described in Item 1010(c) of Regulation M-A, must be disseminated to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please advise.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3503 if you have any other questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via Email
        David Fox, Esq.
        Kirkland & Ellis LLP